BART AND ASSOCIATES, LLC

Attorneys at Law

_____________________________________________________________

October 18, 2013

Via SEC Edgar Submission

Mitchell Austin, Law Clerk

Mark P. Shuman, Branch Chief - Legal

Securities and Exchange Commission

Washington, D.C. 20549

RE:	AppYea, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed September 5, 2013
File No. 333-190999

Dear Mr. Shuman:

I have reviewed your comment letter, and have provided the following answers and corrections to the issues raised in your comments. I have listed each of your comments below, in order, and have responded below each comment.

Prospectus Cover Page

Comment 1: Please delete the reference to “private transactions,” as well as the word “privately,” from the first paragraph as offers and sales by the selling shareholders pursuant to the registration statement are not consistent with that language.

Answer to Comment 1: The language referenced in Comment 1 has been removed from the first paragraph of the Prospectus Cover Page.

Comment 2: In a separate paragraph concisely describe the share percentage equity and voting interests held by your controlling shareholder. Provide this information with respect to current common stock ownership as well as the common stock ownership the controlling shareholder would hold upon conversion of his preferred shares.

Answer to Comment 2: The disclosure listed in Comment 2 has been added to the Prospectus Cover Page.

Summary of Prospectus, page 1

Comment 3: Expand the second paragraph to describe concisely your current mobile applications, and briefly describe the nature and status of your product development activities. Additionally, we note your disclosures throughout your prospectus of your plan to acquire both mobile applications and mobile application development companies. Please indicate whether the company has any current plans, proposals or arrangements with respect to acquisitions or other business combinations. If you do not have any current plans, proposals or arrangements to enter into any acquisition or other business combination, please make this clear in each disclosure that references potential future acquisitions.

8400 East Prentice Avenue, Suite 1500, Greenwood Village, CO 80111

Phone: (720)-226-7511 Facsimile: (303)-745-1880 E: kbart@kennethbartesq.com

www.kennethbartesq.com

October 18, 2013

Answer to Comment 3: The information listed in Comment 3 has been added to the second paragraph of the section titled “Summary of Prospectus”, page 1. In addition, language stating that the company does not have any current proposals or arrangements to enter into any acquisition or other business combinations has been added to all applicable sections. The word “plans” has been left out of the added language because the company does have plans to purchase app development companies in the future.

Comment 4: Please provide the telephone number of your principal executive offices in the summary section of the prospectus. See Item 503(b) of Regulation S-K.

Answer to Comment 4: The telephone number of the Company has been added to the third paragraph of the section titled “Summary of Prospectus”.

Comment 5: The references to common shares outstanding before and after the offering should be supplemented with information regarding the conversion and voting rights of the 5 million outstanding preferred shares. Cross-reference the page where detailed information regarding the preferred shares and their potential effects on the corporate structure may be found. Additionally, please include a corresponding discussion of these effects in your related risk factor disclosure on page 8.

Answer to Comment 5: The description of the conversion and voting rights of the preferred shares, as well as the equity ownership of Jackie Williams upon a conversion of all of the preferred shares has been added as footnote 1 to the headings “Number of Shares Outstanding As of the date of this Prospectus” and “Number of Shares Outstanding After the Offering”. In addition, references have been made to additional sections where information can be found related to the common and preferred shares. Finally, the additional disclosure has been added to the related risk factor (Risk Factor 5 in “Risks Associated With This Offering”).

Risk Factors

Risks Associates with Our Company

“Our Officers and Directors have limited public company experience…”, page 4

Comment 6: It appears that Jackie Williams is your sole officer and director and has no public company experience. If true, please revise the risk factor subheading and the risk factor disclosure to communicate that Mr. Williams is your sole officer and director and has no public company experience. Please make any additional references to officers and directors consistent with your reliance upon a sole officer and director.

8400 East Prentice Avenue, Suite 1500, Greenwood Village, CO 80111

Phone: (720)-226-7511 Facsimile: (303)-745-1880 E: kbart@kennethbartesq.com

www.kennethbartesq.com

October 18, 2013

Answer to Comment 6: The disclosures listed in Comment 6 have been added to the above listed risk factor, and have also been revised in all other applicable sections related to “officers and directors”.

Selling Shareholders, page 12

Comment 7: Please delete the “is known to us” limitation in the initial paragraph of this section so that your statements regarding broker-dealer status and broker-dealer affiliate status of selling shareholders is expressed in unqualified language.

Answer to Comment 7: The language “is known to us” has been removed from the Selling Shareholders Section.

Comment 8: Please disclose whether any selling shareholder had any other material relationship with the company or its affiliates within the past three years, and if so describe the relationship or transaction. For example, the purchase of technology from Mr. Flynn and the debtor-creditor relationship with him should be described concisely.

Answer to Comment 8: I have been advised by the Company that Mr. Flynn and Catalina Ventures, Inc. are the only selling shareholders that have had any relationships with the company or its affiliates within the past three years. These relationships have been described in footnotes 3 and 5 to the Selling Shareholders list.

Plan of Distribution, page 14

Comment 9: Your disclosure on page 15 referring to selling shareholders who are affiliates of broker-dealers appears to conflict with your disclosure on page 12 to the effect that there are no such affiliations of any of the selling shareholders.

Answer to Comment 9: The reference to “selling stockholders who are affiliates of broker-dealers” has been removed.

Description of Securities, page 15

Comment 10: Please clarify whether the preferred shares are currently convertible. Disclose that there are no features of your preferred stock other than the described conversion and voting rights that will affect the rights of holders of common stock. We note the provisions of Article II of your articles of incorporation in this respect. Also, disclose the circumstances in which the holders of the common and preferred classes will be entitled to vote separately as a class, as opposed to the ordinary circumstances in which they will vote collectively as one class.

8400 East Prentice Avenue, Suite 1500, Greenwood Village, CO 80111

Phone: (720)-226-7511 Facsimile: (303)-745-1880 E: kbart@kennethbartesq.com

www.kennethbartesq.com

October 18, 2013

Answer to Comment 10: The shares of Preferred Stock are currently convertible into shares of Common Stock. The disclosures described in Comment 10 have been added to the Section “Description of Securities”, Preferred Stock.

Description of Our Business

Principal Products and Their Markets

Source Code Assets, page 17

Comment 11: Please provide support for your statements that your company:

•	“acquired a portfolio of award winning iOS kid friendly gaming mobile applications;” and
•	“acquired a unique mobile application….”

Alternatively, delete these claims..

Answer to Comment 11: The language related to “award winning” and “unique” has been removed from the prospectus.

Current Products, page 17

Comment 12: Please enhance your disclosure concerning your principal products and their markets. It is currently unclear which products your company currently offers and which it plans to offer. Explain more fully how you have generated your revenues to date. Under the ‘Management and Development Role’ subheading, contrast the operations you have conducted to date in the marketing of your products with those you hope to pursue. More fully explain the services you plan to obtain from specialized app marketing companies and discuss the challenges you will face in establishing such relationships.

Answer to Comment 12: The sections titled “Current Products” and “Management and Development Role” have been expanded to disclose information related to the Company’s current and future products, its marketing operations, and the services to be provided by third party mobile application advertisement companies. There are no challenges faced by the company with respect to establishing a relationship with a marketing or advertising company, as the relationship is established by retaining the marketing or advertising company by way of a service agreement with such company.

Competition, Competitive Position in the Industry and Methods of Competition, page 18

Comment 13: Please provide support for your statements that your company’s model of internally developing mobile applications in addition to acquiring third-party mobile applications and mobile application development companies is unique. Alternatively, revise the disclosure.

8400 East Prentice Avenue, Suite 1500, Greenwood Village, CO 80111

Phone: (720)-226-7511 Facsimile: (303)-745-1880 E: kbart@kennethbartesq.com

www.kennethbartesq.com

October 18, 2013

Answer to Comment 13: The disclosure has been revised to more accurately describe the Company’s view of its competitive position in the mobile application industry.

Comment 14: Please enhance your disclosure concerning competitive business conditions and your company’s competitive position in the industry and methods of competition.

Answer to Comment 14: The disclosures regarding competitive business conditions and the Company’s competitive position and methods of competition have been revised to provide more detailed information.

Patents and Trademarks, page 18

Comment 15: It appears you brand your products with the name Disney and may reference Disney or Universal in your mobile applications. Please tell us, with a view to disclosure, whether you have obtained, or require, any licenses, trademarks or other intellectual property and disclose any such arrangements if material.

Answer to Comment 15: The Company has revised its disclosure to describe the above referenced applications as “theme park wait time” applications, rather than “Disney” and “Universal” Apps. The Company does not currently have any licenses to use the trademarks owned by Disney or Universal. However, the Company is currently working with intellectual property counsel to obtain a trademark license to use the trademarked intellectual property. Disclosure regarding the lack of trademark licenses has been added to the last paragraph of the “Patents and Trademarks” section.

Management’s Discussion and Analysis or Plan of Operation

Overview, page 21

Comment 16: Please expand your ‘Overview’ section to:

•	include economic or industry-wide factors relevant to the company;
•	serve to inform the reader about how the company earns revenues and income and generates cash;
•	discuss the company’s principal products and services; and
•	provide insight into material opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which the company’s executives are most focused for both the short and long term, as well as the actions they are taking to address these opportunities, challenges and risks.

For additional guidance, see Section III.A of SEC Release No. 33-8350.

8400 East Prentice Avenue, Suite 1500, Greenwood Village, CO 80111

Phone: (720)-226-7511 Facsimile: (303)-745-1880 E: kbart@kennethbartesq.com

www.kennethbartesq.com

October 18, 2013

Answer to Comment 16: The “Overview” section has been expanded to discuss the issues raised in Comment 16.

Liquidity and Capital Resources, page 22

Comment 17: We note your disclosure that you “believe that [your] revenues will increase due to the sales of [your] products and, together with [your] existing cash balance, may be sufficient to meet [your] operating requirements for the next twelve” months. Please revise this disclosure to clarify whether your currently available capital resources are sufficient to fund planned operations for a period of not less than 12 months from the date of the prospectus. If the currently available capital resources are not sufficient to fund planned operations for that 12-month period, state the deficiency in quantitative terms and indicate the minimum period of planned operations that you can conduct with currently available resources.

Answer to Comment 17: The disclosure listed above has been revised to more accurately describe the planned operations that are able to be funded by our current capital resources.

Comment 18: We note you do not anticipate significant cash outlays for investing activities over the 12 months from the date of the prospectus. We also note your statements throughout your prospectus that you intend to acquire mobile applications and mobile application development companies. Please clarify whether you intend to pursue such plans, proposals or arrangements for acquisitions over the next 12 months.

Answer to Comment 18: The Company will only pursue plans to acquire additional mobile applications and mobile application development companies if our revenue is sufficient to make such purchases during the next twelve months. If the Company’s revenue is not sufficient to make additional purchases, the Company will consider selling additional securities in order to obtain the funds required to make such purchases.

Directors, Executive Officers, Promoters and Control Persons

Background information About Our Officers and Directors, page 23

Comment 19: Please revise the description relating to Mr. Williams’ professional background to ensure that such disclosures fully comply with Item 401(e) of Regulation S-K. For example, disclose Mr. Williams’ principal occupations and employment, in a chronologically complete manner, for the five-year period immediately preceding the date of effectiveness.

Answer to Comment 19: The professional background of Mr. Williams has been revised to list his employment more specifically during the previous five years.

8400 East Prentice Avenue, Suite 1500, Greenwood Village, CO 80111

Phone: (720)-226-7511 Facsimile: (303)-745-1880 E: kbart@kennethbartesq.com

www.kennethbartesq.com

October 18, 2013

Security Ownership of Certain Beneficial Owners and Management, page 26

Comment 20: To the extent the preferred stock is currently exercisable or will be exercisable within 60 days of the effective date, the underlying shares of common stock are “beneficially owned” by the holder of the preferred stock and must be included in the beneficial ownership amounts and percent computations with respect to that holder. See Instruction 2 to Item 403 of Regulation S-K.

Answer to Comment 20: The beneficial ownership amount and percent computations have been revised to include the conversion of the Preferred Stock.

Future Sales by Principal Shareholders, page 26

Comment 21: Please clarify when the referenced shares will first be eligible for sale under Rule 144. Additionally, please ensure that any reference to directors, officers or principal shareholders is consistent with Mr. Williams’ status as your sole director, officer and principal shareholder.

Answer to Comment 21: Due to the fact that the date on which the shares will be eligible for resale is unknown, as the Company is not yet a reporting entity, language has been added to the disclosure to describe the required reporting status of the Company prior to any resale under Rule 144.

Transactions with Related Persons, Promoters and Certain Control Persons, page 27

Comment 22: Please state the portion of the related party payable that was owed to the company’s officer and describe the transaction(s) that resulted in that related party debt. In your letter, tell us the portion of the total loan amount that was owed to Mr. Flynn and provide your analysis of whether he is a related person within the meaning of paragraph (a) of Item 404 of Regulation S-K.

Answer to Comment 22: No portion of the related party debt is owed to the Company’s sole officer and director, and as such the word “officers” has been removed from the sentence discussing the related party debt. Of the $19,000 listed that is owed by the Company, $15,000 is currently owed to Catalina Ventures, Inc. and $4,000 is owed to Mike Flynn. The entire amount owed is related to the asset acquisition transaction that took place on April 2, 2013 between the Company and Catalina Ventures, Inc. This transaction is described in Note 5 to the Financial Statements. Catalina assigned $15,000 of the $30,000 owed pursuant to the Agreement to Mike Flynn. On May 24, 2013, $10,000 of the $15,000 assigned to Mike Flynn was converted into 20,000 shares of the Company’s common stock. On May 29, 2013, $1,000 of the remaining $5,000 owed to Mike Flynn was repaid in cash. The $15,000 owed to Catalina Ventures, Inc. is still owed in full, and is evidenced by a convertible promissory note.

8400 East Prentice Avenue, Suite 1500, Greenwood Village, CO 80111

Phone: (720)-226-7511 Facsimile: (303)-745-1880 E: kbart@kennethbartesq.com

www.kennethbartesq.com

October 18, 2013

Mr. Flynn and Catalina Ventures, Inc., which is owned by Scott O’Neal, are considered to be related persons, due to the fact that they are currently shareholders of the Company. While neither party is an affiliate of the Company, they are considered to be related persons due to the fact that there are debts owed to them as shareholders. Language related to the asset purchase transaction has been added to the Section titled “Transactions With Related Persons, Promoters and Certain Control Persons”.

Comment 23: It appears that Mr. Williams is a promoter as defined in Securities Act Rule 405 of Regulation C. Please ensure that information responsive to Item 401(g) of Regulation S-K is provided, if any.

Answer to Comment 23: None of the events described in Item 401, paragraphs (f)(1) through (f)(6), required to be disclosed pursuant to Item 401(g), are applicable to Mr. Williams.

Audited Financial Statements

Report of Independent Registered Public Accounting Firms, page 31

Comment 24: The report indicates that the audit was conducted “in accordance with auditing standards generally accepted in the United States of America.” Please amend your filing to include a revised report from Cutler & Co., LLC indicating, if true, that the audit was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States). Refer to paragraph 3 of PCAOB Auditing Standard No. 1.

Answer to Comment 24: The revised report from Cutler & Co., LLC has been included with the amended prospectus.

Statement of Cash Flows, page 35

Comment 25: Please revise to correct the amount disclosed as cash provided by (used in) operating activities. In this regard, it appears that you have cash provided by operating activities rather than cash used in operating activities.

Answer to Comment 25: This change has been made to the amended prospectus.

Part II

Item 14. Indemnification of Directors and Officers, page 43

Comment 26: We note your reference to Section 174 of Title 8 of the Delaware Code. We also note your South Dakota incorporation. Please explain your rationale for including a Delaware Code section as a point of reference. Please ensure that the scope of indemnification required or permitted by South Dakota law and your articles of incorporation and bylaws is accurately summarized in this section.

8400 East Prentice Avenue, Suite 1500, Greenwood Village, CO 80111

Phone: (720)-226-7511 Facsimile: (303)-745-1880 E: kbart@kennethbartesq.com

www.kennethbartesq.com

October 18, 2013

Answer to Comment 26: The language referencing the Delaware Code has been removed and replaced with the applicable South Dakota statute.

Item 15. Recent Sales of Unregistered Securities, page 43

Comment 27: Please expand your disclosure to briefly state the facts relied upon in reaching your conclusion that the cited exemption or exemptive rule was available. Ensure that this discussion is linked to specific issuances. See Item 701 of Regulation S-K. Your response should include your consideration of whether each share issuance from November 2012 to June 2013 was a part of a single offering. See Rule 502(a) of Regulation D.

Answer to Comment 27: The disclosure listed in Comment 27 has been expanded to describe the exemptions relied upon for specific issuances, as well as whether each share issuance was part of a single offering.

Item 16. Exhibits, page 45

Comment 28: Tell us whether any asset acquisition agreements exist with respect to your acquisitions on February 1, 2013 and April 2, 2013. If so, provide your analysis of whether either such agreement is required to be filed by subparagraph (b)(2) or (b)(10) of Item 601 of

Regulation S-K. Additionally, tell us whether any written agreements evidencing indebtedness to a selling shareholder or an affiliate exist. If so, provide your analysis of whether any such agreement is required to be filed by subparagraph (b)(10) of Item 601 of Regulation S-K.

Answer to Comment 28: The transactions that took place on February 1, 2013 and April 2, 2013 are both evidenced by Asset Purchase Agreements. In addition, there is currently a Convertible Promissory Note issued to Catalina Ventures, Inc., which represents $15,000 owed pursuant to the Asset Purchase Agreement dated April 2, 2013.

The Company has included both Asset Purchase Agreements as Exhibit Numbers 10.1 and 10.2 to the revised Registration Statement. The Convertible Promissory Note is included as Exhibit D to the Asset Purchase Agreement filed as Exhibit 10.2.

8400 East Prentice Avenue, Suite 1500, Greenwood Village, CO 80111

Phone: (720)-226-7511 Facsimile: (303)-745-1880 E: kbart@kennethbartesq.com

www.kennethbartesq.com

October 18, 2013

Signatures, page 47

Comment 29: In addition to the signatures you have provided, Form S-1 requires the registration statement to be signed by: (1) the registrant’s principal financial officer and; (2) its principal accounting officer or controller. If a person holds more than one of the specified positions, he or she must indicate each capacity in which he or she signs the registration statement. Please revise.

Answer to Comment 29: The signatures have been amended to properly list the capacities in which Mr. Williams has signed the registration statement.

Respectfully submitted,

/s/ Ken Bart

Ken Bart

Bart and Associates, LLC

Attorney for AppYea, Inc.

8400 East Prentice Avenue, Suite 1500, Greenwood Village, CO 80111

Phone: (720)-226-7511 Facsimile: (303)-745-1880 E: kbart@kennethbartesq.com

www.kennethbartesq.com